Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED

2006 JUN 12 P 4:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014325

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, June 10th,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of May 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

FERREYROS S.A.A. 20060608 08:25:23 GFACP113

RELACION DE ACCIONISTAS Pag. 1

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - FONDO 2	27,340,765	1.1000	11.298771
2	R	20170124449	NV - FONDO 2	24,257,151	1.1000	10.024445
3	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	23,543,073	1.1000	9.729347
4	R	20143980821	HO-FONDO 2	22,116,893	1.1000	9.139967
5	*	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464011
6	R	20142829551	PR - FONDO 2	14,615,076	1.1000	6.039787
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919879
8	*	021015391	DUCKTOWN HOLDINGS S.A.	8,781,174	1.1000	3.628884
9	R	20510398158	RI - FONDO 2	8,114,547	1.1000	3.353396
10	R	20100228352	CORPORACION CERVESUR S.A.A.	7,725,825	1.1000	3.192754
11	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996596
13	R	20215376916	BUSLETT S.A.	5,672,611	1.1000	2.344248
14	R	20142829551	PR - FONDO 3	3,797,001	1.1000	1.569138
15	R	20171049262	INVERSIONES VARESLI S.A.	3,627,244	1.1000	1.498985
16	*	021009695	ATLANTIC SECURITY BANK	3,407,085	1.1000	1.408003
17	R	20510398158	RI - FONDO 3	2,960,000	1.1000	1.223242
18	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,621,590	1.1000	1.083391
19	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	2,354,040	1.1000	0.972824
20	R	20111691631	GONDOMAR S.A.	2,343,709	1.1000	0.968555
21	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816514
22	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737495
23	R	20170124449	NV - FONDO 3	1,717,595	1.1000	0.709809
24	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,538,184	1.1000	0.635666
25	E	08231540	BARRIOS GARCIA DE MULANOVICH MARIA DEL C	1,392,594	1.1000	0.575500
26	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535577
27	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,284,182	1.1000	0.530698
28	R	20143980821	HO-FONDO 1	1,274,680	1.1000	0.526771